UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549


                                   SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                           The Continental Corporation
                                 (Name of Issuer)

                      Common Stock, par value $1.00 per share
                          (Title of Class of Securities)

                                     211327101
                                  (CUSIP Number)

                                 Donald M. Lowry
                          General Counsel and Secretary
                            CNA Financial Corporation
                             CNA Insurance Companies
                                    CNA Plaza
                             Chicago, Illinois  60685
                                  (312) 822-5000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  December 9, 1994
                       (Date of Event which Requires Filing
                                of this Statement)


         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box | |.

         Check the following box if a fee is being paid with the state-ment |X|.
                                   SCHEDULE 13D


           CUSIP No.  211327101





           1   NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 CONTINENTAL CASUALTY COMPANY
                 IRS Identification No.:  36-2114545

           2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a)

                                                              (b)

           3   SEC USE ONLY

           4   SOURCE OF FUNDS*
                 WC

           5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

           6   CITIZENSHIP OR PLACE OF ORGANIZATION
                 Illinois

            NUMBER OF    7   SOLE VOTING POWER
             SHARES            0
          BENEFICIALLY
            OWNED BY     8   SHARED VOTING POWER
              EACH             10,615,556 shares (including 10,515,556
           REPORTING           shares to be issued upon the exchange
             PERSON            of Series T Preferred Shares for
              WITH             Series E Preferred Shares and the
                               conversion thereof)

                         9   SOLE DISPOSITIVE POWER
                               0

                        10   SHARED DISPOSITIVE POWER
                               10,615,556 shares (including 10,515,556
                               shares to be issued upon the exchange
                               of Series T Preferred Shares for Series
                               E Preferred Shares and the
                               conversion thereof)

          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                 10,615,556 shares (including 10,515,556 shares to be issued upon the exchange of Series T Preferred Shares for Series E Preferred Shares and the conversion thereof)

          12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                             SCHEDULE 13D


           CUSIP No.  211327101




               CERTAIN SHARES*


          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 19.1%

          14   TYPE OF REPORTING PERSON*
                 IC

                            SCHEDULE 13D


           CUSIP No.  211327101





           1   NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 CNA FINANCIAL CORPORATION
                 IRS Identification No.:   36-6169860

           2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a)

                                                              (b)

           3   SEC USE ONLY

           4   SOURCE OF FUNDS*
                 WC

           5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

           6   CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware

            NUMBER OF    7   SOLE VOTING POWER
             SHARES            0
          BENEFICIALLY
            OWNED BY     8   SHARED VOTING POWER
              EACH             10,615,556 shares (including 10,515,556
           REPORTING           shares to be issued upon the exchange
             PERSON            of Series T Preferred Shares for Series
              WITH             Series E Preferred Shares and the
                               conversion thereof)

                         9   SOLE DISPOSITIVE POWER
                               0

                        10   SHARED DISPOSITIVE POWER
                               10,615,556 shares (including 10,515,556
                               shares to be issued upon the exchange
                               of Series T Preferred Shares for Series
                               E Preferred Shares and the conversion
                               thereof)

          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                 10,615,556 shares (including 10,515,556 shares to be issued upon the exchange of Series T Preferred Shares for Series E Preferred Shares and the conversion thereof)

          12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                              SCHEDULE 13D


           CUSIP No.  211327101




               CERTAIN SHARES*


          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 19.1%

          14   TYPE OF REPORTING PERSON*
                 HC, CO

                               SCHEDULE 13D


           CUSIP No.  211327101





           1   NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 LOEWS CORPORATION
                 IRS Identification No.:  13-2646102

           2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a)

                                                              (b)

           3   SEC USE ONLY

           4   SOURCE OF FUNDS*
                 WC

           5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

           6   CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware

            NUMBER OF    7   SOLE VOTING POWER
             SHARES            0
          BENEFICIALLY
            OWNED BY     8   SHARED VOTING POWER
              EACH             10,615,556 shares (including 10,515,556
           REPORTING           shares to be issued upon the exchange
             PERSON            of Series T Preferred Shares for Series
              WITH             E Preferred Shares and the conversion
                               thereof)

                         9   SOLE DISPOSITIVE POWER
                               0

                        10   SHARED DISPOSITIVE POWER
                               10,615,556 shares (including 10,515,556
                               shares to be issued upon the exchange
                               of Series T Preferred Shares for Series
                               E Preferred Shares and the conversion
                               thereof)

          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                 10,615,556 shares (including 10,515,556 shares to be issued upon the exchange of Series T Preferred Shares for Series E Preferred Shares and the conversion thereof)

          12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

                               SCHEDULE 13D


           CUSIP No.  211327101




               CERTAIN SHARES*


          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 19.1%

          14   TYPE OF REPORTING PERSON*
                 HC, CO

         Item 1.   Security and Issuer.

                   This Statement relates to the common stock, par value $1.00 per share ("Continental Common Stock"), of The Conti-nental Corporation, a New York corporation ("Continental"), whose principal executive offices are located at 180 Maiden Lane, New York, New York 10038.

         Item 2.   Identity and Background.

                   This Statement is filed by CNA Financial Corporation ("CNA") on behalf of CNA, Loews Corporation ("Loews") and Continental Casualty Company ("CCC"). Loews and CNA are Delaware corporations and CCC is an Illinois domestic insurance company. Loews, CNA and CCC are hereinafter referred to col-lectively as the "Companies."

                   The principal executive offices of CNA are located at CNA Insurance Companies, CNA Plaza, Chicago, Illinois 60685. CNA is one of the largest insurance holding companies in the United States. CNA principally operates through its insurance company subsidiaries, CCC and Continental Assurance Company ("CAC"). CNA's property and casualty insurance operations are conducted by CCC and its property and casualty insurance af-filiates, and its life insurance operations are conducted by CAC and its life insurance affiliates. As multiple-line in-surers, CNA's insurance companies underwrite property, casu-alty, life, and accident and health coverages, principally in the United States.

                   The principal executive offices of Loews are located at 667 Madison Avenue, New York, New York 10021. Loews, through its subsidiaries, is engaged in the production and sale of cigarettes; the operation of hotels and offshore drilling rigs; through its approximately 84% ownership of CNA, the in-surance business; and through its approximately 97% ownership of Bulova Corporation, the distribution and sale of watches and the production and sale of other timing devices. Loews is a "controlling" person of CNA as defined in the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

                   Laurence A. Tisch and Preston B. Tisch, Co-Chairmen of the Board and Co-Chief Executive Officers of Loews, each own 9,449,956 shares of common stock of Loews, constituting an aggregate of 18,899,912 shares, or approximately 31.5%, of the total number of shares of Loews common stock outstanding. As a result, they may be deemed to be "controlling" persons of Loews as that term is defined in the General Rules and Regulations under the Exchange Act.










                   The principal executive offices of CCC are located at CNA Insurance Companies, CNA Plaza, Chicago, Illinois 60685. CCC is an Illinois domestic insurance company engaged in the property and casualty insurance business. CCC is a wholly owned subsidiary of CNA.

                   Information with respect to the executive officers and directors of each of the Companies, including name, busi-ness address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, is listed on the schedules attached hereto as Annexes A through C, which are incorporated herein by reference.

                   None of the Companies nor, to the best of their knowledge, any executive officer or director of any of the Com-panies, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judi-cial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgement, decree or final order enjoining future violations of, or pro-hibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                   To the best knowledge of the Companies, all of their respective executive officers and directors are United States citizens.

         Item 3.   Source and Amount of Funds or Other Consideration.

                   100,000 of the shares of Continental Common Stock (the "Investment Shares") beneficially owned by the Companies were purchased by CCC with cash from working capital. In addi-tion, pursuant to the Securities Purchase Agreement (as here-inafter defined), CCC consummated the purchase of the Series T Preferred Shares (as hereinafter defined), representing 10,515,556 of the shares of Continental Common Stock which the Companies may be deemed to beneficially own, on December 9, 1994 with cash from working capital.

         Item 4.  Purpose of Transaction.

                   The Investment Shares.

                   The Investment Shares were acquired for investment purposes in the ordinary course of business more than 60 days prior to the date hereof.











                   The Series T Preferred Shares.

                   On December 6, 1994, CNA and Continental entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") pursuant to which CCC, as CNA's designee, purchased certain securities (the "Securities") of Continental for ag-gregate cash consideration of $275,000,000 on December 9, 1994. The Securities consist of: (1) 828,100 shares of Continental's Series T Preferred Stock (the "Series T Preferred Shares") having an aggregate liquidation preference of $165,620,000, which shares are exchangeable (the "Exchange"), subject to the terms and conditions specified in the Securities Purchase Agreement and in the Certificate of Amendment (the "Certificate of Amendment") to Continental's Certificate of Incorporation relating to the Securities, for 828,100 shares of Continental's Series E Convertible Voting Preferred Stock (the "Series E Preferred Shares") having an aggregate liquidation preference of $165,620,000; (2) 171,900 shares of Continental's Series F Preferred Stock (the "Series F Preferred Shares") having an aggregate liquidation preference of $34,380,000; (3) 375,000 shares of Continental's Series H Preferred Stock (the "Series H Preferred Shares" and together with the Series T Preferred Shares, the Series E Preferred Shares and the Series F Pre-ferred Shares, the "Chicago Preferred Shares") having an ag-gregate liquidation preference of $75,000,000; and (4) an op-tion (the "Option") to acquire, subject to the terms and con-ditions specified therein, 625,000 shares of Continental's Series G Preferred Stock (the "Series G Preferred Shares") having an aggregate liquidation preference of $125,000,000.

                   Simultaneously with the execution of the Securities Purchase Agreement, CNA, Chicago Acquisition Corp. ("Merger Sub"), a wholly owned subsidiary of CNA, and Continental en-tered into a merger agreement (the "Merger Agreement") pursuant to which, among other things, Merger Sub will be merged (the "Merger") with and into Continental. Pursuant to the Merger Agreement, each share of Continental Common Stock outstanding at the effective time (the "Effective Time") of the Merger, subject to the terms and conditions set forth therein, will be converted into the right to receive $20 in cash. Consummation of the Merger is subject to certain conditions customary for transactions of this nature including, among other things, the receipt of requisite regulatory approvals and the receipt of the approval of Continental's shareholders.

                   The beneficial ownership of shares of Continental Common Stock attributable to the Securities as reflected in this Schedule 13D relates to the shares of Continental Common Stock issuable upon the conversion of the Series E Preferred Shares. The Series E Preferred Shares for which the Series T










         Preferred Shares are exchangeable are convertible, upon the terms and conditions specified in the Certificate of Amendment, into 10,515,556 shares of Continental Common Stock at a con-version price of $15.75 per share, subject to customary anti-dilution adjustments. As indicated above, the Companies do not presently hold any Series E Preferred Shares, and will only become the holder of such shares upon the Exchange of the Se-ries T Preferred Shares. The conditions to the Exchange in-clude the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the receipt of regulatory approvals. CNA has agreed in the Securities Purchase Agreement not to seek in-surance regulatory approvals for the Exchange, which are generally required prior to acquiring ownership of 10% or more of the voting securities of an insurance holding company such as Continental, prior to the termination of the Merger Agree-ment. Accordingly, the Companies may not be deemed to ben-eficially own or have the right to beneficially own all or a portion of the shares of Continental Common Stock into which the Series E Preferred Shares are convertible within the meaning of Rule 13d-3 under the Exchange Act at the current time.

                   None of the Chicago Preferred Shares (other than the Series E Preferred Shares) are convertible into shares of Continental Common Stock or have general voting rights to vote with the shares of Continental Common Stock in the election of directors and other general corporate matters. The Certificate of Amendment provides, however, that the Series T Preferred Shares, the Series F Preferred Shares and the Series G Pre-ferred Shares are redeemable at the option of the holder under certain circumstances, including upon the occurrence of certain business transactions (a "Specified Corporate Action," as set forth in the Certificate of Amendment) at a premium amount which is a function of the price of a share of Continental Common Stock above $15.75, in the case of the Series T Pre-ferred Shares and the Series F Preferred Shares, or $17.75, in the case of the Series G Preferred Shares.

                   The Securities Purchase Agreement provides that in certain circumstances, subject to the terms and conditions set forth therein, including the receipt of requisite regulatory approvals, CNA will have the right to designate up to four persons to become members of Continental's Board of Directors (such number to be dependent on the size of Continental's Board of Directors and on CNA's and its affiliates' holdings of Con-tinental securities), of which up to two such designees will be appointed to the Nominating Committee and other committees of Continental's Board of Directors. In addition, the Certificate of Amendment provides for the holder of the Chicago Preferred










         Shares to have the right to designate up to two persons to become members of Continental's Board of Directors upon the occurrence of certain defaults under the Chicago Preferred Shares as set forth in the Certificate of Amendment.

                   The descriptions of the Securities Purchase Agree-ment, the Certificate of Amendment and the Merger Agreement contained herein are qualified in their entirety by reference to the Securities Purchase Agreement, the Certificate of Amendment and the Merger Agreement filed as exhibits hereto, which are incorporated herein by reference.

         Item 5.   Interest in Securities of the Issuer.

                   In the Merger Agreement, Continental represented that 55,484,091 shares of Continental Common Stock were issued and outstanding as of November 30, 1994. As of the date hereof, each of the Companies may be deemed to beneficially own an aggregate of 10,615,556 shares of Continental Common Stock, or approximately 19.1% of the shares of Continental Common Stock outstanding as of November 30, 1994, through CCC's ownership of the Investment Shares and the Series T Preferred Shares.

                   (a) CNA and CCC share the power to vote or direct the voting of, and to dispose or direct the disposition of, the Investment Shares and the Series T Preferred Shares. Loews, through its interest in CNA, may be deemed to also share the power to vote or direct the voting of, and to dispose or direct the disposition of, the Investment Shares and the Series B Preferred Shares.

                   (b) The Series T Preferred Shares were purchased by CCC from Continental on December 9, 1994 pursuant to the Secu-rities Purchase Agreement.

                   (c) No other persons have the right to receive or the power to direct the receipt of interest from, or the pro-ceeds from the sale of, the Investment Shares or the Series T Preferred Shares.

                   (d)  Not applicable.

         Item 6. Contracts, Arrangements, Understandings or Relation-ships with Respect to Securities of the Issuer.

                   Other than the Merger Agreement described in Item 4 above and the provisions of the Securities Purchase Agreement and the related agreements and instruments referenced therein, there are no contracts, arrangements, understandings or rela-tionships between the Companies or, to the best of their










         knowledge, any executive officer or director of the Companies, and any other person with respect to any securities of Conti-nental, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any se-curities of Continental, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                   The Securities Purchase Agreement contains certain restrictions (the "Standstill Restrictions") which will be effective until the expiration of the Standstill Period (as defined in the Securities Purchase Agreement and which will end on the date on which CNA holds less than 5% of the Continental Common Stock outstanding on a fully diluted basis, taking into account any Continental Common Stock issuable upon the conver-sion of other securities held by CNA, or earlier upon the oc-currence of certain specified events as set forth in the Se-curities Purchase Agreement). The Standstill Restrictions (a) will not prohibit CNA from taking any actions in furtherance of the Merger as contemplated by the Merger Agreement prior to the termination thereof or (b) if Continental's Board of Directors withdraws, modifies or changes its approval or recommendation of the Merger Agreement or the Merger in a manner adverse to CNA or Merger Sub or if any person acquires beneficial owner-ship or the right to acquire beneficial ownership of or any "group" (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated there-under) has been formed which beneficially owns, or has the right to acquire beneficial ownership of, more than 20% of the then outstanding shares of Continental Common Stock, will not prevent CNA from making a proposal to acquire 100% of the outstanding Continental Common Stock at a price equal to or greater than $20 per common share.

                   Pursuant to the Securities Purchase Agreement, during the Standstill Period, CNA has agreed that it will not, nor will it permit any of its affiliates to, directly or indi-rectly, unless specifically requested in advance to do so by Continental's Board of Directors: (a) acquire, offer to ac-quire, or agree to acquire by purchase or by joining a part-nership, limited partnership, syndicate or other "group" (as such term is used in Section 13(d)(3) of the Exchange Act, hereinafter referred to as "13D Group"), any securities of Continental entitled to vote generally in the election of di-rectors, or securities convertible into or exercisable or ex-changeable for such securities (collectively, "Restricted Se-curities") or any material portion of the assets or businesses of Continental and its subsidiaries, other than pursuant to certain specified transactions and exceptions; (b) participate










         in, or encourage, the formation of any 13D Group which owns or seeks to acquire beneficial ownership of, or otherwise acts in respect of, Restricted Securities; (c) make, or in any way participate in, directly or indirectly, any "solicitation" of "proxies" (as such terms are defined or used in Regulation 14A under the Exchange Act) or become a "participant" in any "election contest" (as such terms are defined or used in Rule 14a-11 under the Exchange Act) with respect to Continental, or initiate, propose or otherwise solicit stockholders for the approval of one or more stockholder proposals with respect to Continental or induce or attempt to induce any other person to initiate any stockholder proposal, other than pursuant to certain specified transactions and exceptions; (d) except as permitted by the Certificate of Amendment or the Securities Purchase Agreement, call or seek to have called any meeting of Continental's stockholders; or (e) otherwise act, directly or indirectly, alone or in concert with others, to seek to control the management, Board of Directors, policies or affairs of Continental, or solicit, propose, seek to effect or negotiate with Continental or any other person with respect to any form of business combination transaction with Continental or any affiliate thereof or any restructuring, recapitalization or similar transaction with respect to Continental or any affil-iate thereof, or solicit, make or propose or encourage or nego-tiate with any other person with respect to, or announce an intent to make, any tender offer or exchange offer for any Restricted Securities or disclose an intent, purpose, plan or proposal with respect to Continental or any Restricted Secu-rities inconsistent with the Standstill Restrictions, or as-sist, participate in, facilitate, encourage or solicit any effort or attempt by any person to do or seek to do any of the foregoing, other than pursuant to certain specified transac-tions and exceptions. The Securities Purchase Agreement pro-vides that the Standstill Restrictions shall not preclude CNA or its affiliates (a) from exercising the voting and other rights granted to CNA pursuant to the Securities Purchase Agreement or any of the related agreements or the Certificate of Amendment or (b) in the case of any proposed merger, sale of assets or similar transaction that under the Certificate of Amendment requires a vote of the holders of Restricted Secu-rities and has been approved or recommended by the Board of Directors of Continental or, in the case of a tender or ex-change offer made without encouragement by or the participation of CNA or any of its affiliates (if the Board of Directors of Continental shall send to shareholders a statement that the Board of Directors (i) recommends approval of such tender or exchange offer or (ii) is neutral with respect to such tender or exchange offer) from making an offer to the Board of Direc-tors of Continental, in respect of such transaction, upon terms











         more favorable to Continental or its stockholders than those of the other transaction, as proposed.

                   The Securities Purchase Agreement contains certain additional restrictions (the "Transfer Restrictions") on the ability of CNA (or CCC, as its designee under the Securities Purchase Agreement) to transfer the Series E Preferred Shares, the Series T Preferred Shares and certain securities issuable upon exchange or conversion of such shares ("Covered Securi-ties"). The Transfer Restrictions provide that (a) CNA will not effect any transfer (including any transfer upon foreclo-sure of a pledge or other security interest), pledge, mortgage, hypothecation or grant of a security interest of or in any Covered Security that under applicable law requires prior regulatory approval until such regulatory approval has been obtained; (b) CNA will not transfer, pledge, mortgage, hypo-thecate or grant a security interest in any Covered Security (unless, with respect to such Covered Security, such Covered Security was previously issued pursuant to an effective reg-istration statement under the Securities Act of 1933, as amended (the "Act") except pursuant to (i) an effective regis-tration statement under the Act or (ii) an applicable exemption from registration under the Act; and (c) until the earlier of
         (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with its terms, it will not transfer any Series T Preferred Shares, Series E Preferred Shares or shares of Continental Common Stock issuable upon the conversion of Series E Preferred Shares other than to an affiliate of CNA who agrees to be bound by the Transfer Restrictions. The Transfer Restrictions provide that during the Restricted Period (as defined in the Securities Purchase Agreement and which will end on December 9, 1997, or earlier upon the occurrence of certain specified events as set forth in the Securities Pur-chase Agreement), CNA will not transfer any Covered Security except (a) to an affiliate of CNA who agrees to be bound by the Transfer Restrictions, (b) to a person or entity who agrees to be bound by the Transfer Restrictions, the transfer to whom has been approved in advance by Continental's Board of Directors,
         (c) to a person or entity who after such transfer will ben-eficially own less than 5% of the Continental Common Stock on a fully diluted basis, (d) pursuant to Rule 144 under the Act,
         (e) in a public offering registered under the Act pursuant to which, if such offering is not an underwritten offering, no one person or entity obtains more than 5% of the Continental Common Stock on a fully diluted basis or (f) pursuant to a tender offer (i) commenced by Continental or (ii) commenced by any other person or entity with respect to which the Board of Di-rectors of Continental shall send to shareholders a statement that the Board of Directors (x) recommends approval of such











         tender offer or (y) is neutral with respect to such tender offer.

                   The Option provides that, subject to the terms and conditions set forth therein, upon the exercise thereof, which exercise may not occur unless and until the Merger Agreement is terminated, Continental will sell to CNA 625,000 Series G Preferred Shares having an aggregate liquidation preference of $125,000,000 for aggregate consideration of $125,000,000. The Option also provides that it may be exercised on a cashless basis, at any time that the underlying Series G Preferred Shares could be redeemed at the holder's option (including upon the occurrence of a Specified Corporate Action), upon which exercise the Option holder would receive an amount representing the amount which would have been received had the holder pur-chased the underlying Series G Preferred Shares and elected an optional redemption of such shares.

                   In connection with CCC's purchase of the Securities, CCC and Continental entered into a Registration Rights Agree-ment, dated as of December 9, 1994 (the "Registration Rights Agreement"), pursuant to which CCC, subject to the terms and conditions set forth therein, will have the right (a) on or before eleven months following the termination of the Merger Agreement pursuant to the terms thereof, at CCC's request, to require Continental to file a shelf registration statement with respect to certain of the Securities and certain securities issuable upon conversion or exchange of such Securities, and Continental will be required to use its best efforts to keep such shelf registration statement continuously effective for the time period specified in the Registration Rights Agreement; and (b) at any time after termination of the Merger Agreement pursuant to the terms thereof, if CCC holds any Series T Pre-ferred Shares, to make one written request that Continental effect the registration of such shares and Series E Preferred Shares exchangeable therefor so that such Series T Preferred Shares may be sold in a widely distributed, underwritten public offering, which shares will be exchanged for Series E Preferred Shares in connection with such public offering. The Regis-tration Rights Agreement also includes provisions granting CCC the right to require the incidental registration of Continental securities held by CCC in connection with a registration statement filed by Continental other than at CCC's request.

                   Pursuant to the Securities Purchase Agreement and the Certificate of Amendment, the Series T Preferred Shares are exchangeable for the Series E Preferred Shares, which shares carry general rights to vote with the shares of Continental Common Stock in the election of directors and other general corporate matters, having an equal liquidation preference at










         any time and from time to time upon the expiration or termi-nation of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the receipt of all requisite regulatory approvals. Pursuant to the Certifi-cate of Amendment, the Series E Preferred Shares is convertible into shares of Continental Common Stock at a conversion price of $15.75 per share, subject to customary anti-dilution ad-justments.

                   Pursuant to the terms of the Securities Purchase Agreement, in the event the Merger Agreement is terminated under certain circumstances, and absent the occurrence of a Specified Corporate Action, Continental has the right, for a period of up to 120 days, to cause each holder of Chicago Preferred Shares to sell such shares to a person designated by Continental at a purchase price equal to the liquidation pre-ference of such shares plus all accrued and unpaid dividends thereon, and a premium in respect of such shares (other than the Series H Preferred Shares) in the event the Merger Agree-ment has been terminated other than as a result of a breach of the terms thereof by CNA.

                   The descriptions of the Securities Purchase Agree-ment, Certificate of Amendment, Option, Registration Rights Agreement and Merger Agreement contained herein are qualified in their entirety by reference to the Securities Purchase Agreement, the Certificate of Amendment, the Option, the Reg-istration Rights Agreement and the Merger Agreement filed as exhibits hereto, which are incorporated herein by reference.

         Item 7.   Material to be Filed as Exhibits.

                   See Exhibit Index on page 12.



























                                    SIGNATURE

                   After reasonable inquiry and to the best of my knowl-edge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                       CNA FINANCIAL CORPORATION



                                       By: /s/ Donald M. Lowry
                                       Name: Donald M. Lowry
                                       Title: Senior Vice President,
                                              Secretary and General
                                              Counsel


         Date:  December 19, 1994










































                                  EXHIBIT INDEX



         ANNEXES


           A   Directors and Executive Officers
               of Loews Corporation

           B   Directors and Executive Officers
               of CNA Financial Corporation

           C   Directors and Executive Officers
               of Continental Casualty Company




         EXHIBITS

         1. Securities Purchase Agreement, dated as of December 6, 1994, by and between CNA Financial Corporation and The Continental Corporation (with exhibits thereto) (incor-porated by reference to exhibit 1 to CNA Financial Corporation's Current Report on Form 8-K dated December 9, 1994).

         2. Merger Agreement, dated as of December 6, 1994, by and among CNA Financial Corporation, Chicago Acquisition Corp. and The Continental Corporation (incorporated by reference to exhibit 2 to CNA Financial Corporation's Current Report on Form 8-K dated December 9, 1994).

         3. Agreement, dated as of December 16, 1994, by and among Loews Corporation, CNA Financial Corporation and Conti-nental Casualty Company.


















                                     ANNEX A

                                LOEWS CORPORATION

         DIRECTORS

         Name and Business Address
         (all business addresses are
         Loews Corporation                Present Principal
         667 Madison Avenue               Occupation or Employment
         New York, New York  10021        (all with Loews Corporation
         unless otherwise indicated)      unless otherwise indicated)

         Charles B. Benenson              President
         Benenson Realty Company          Benenson Realty Company
         708 Third Avenue
         New York, New York  10017

         John Brademas                    President Emeritus
         New York University              New York University
         11 West 42nd Street
         New York, New York  10036

         Bernard Myerson                  Chairman Emeritus
         711 Fifth Avenue                 Loews Theatre Management
         New York, New York  10022        Corporation

         Edward J. Noha                   Chairman of the Board
         CNA Financial Corporation        CNA Financial Corporation
         CNA Insurance Companies
         CNA Plaza
         Chicago, Illinois 60685

         Lester Pollack                   Partner
         One Rockefeller Plaza            Lazard Freres & Co.
         New York, New York  10020

         Gloria R. Scott                  President
         Bennett College                  Bennett College
         900 E. Washington Street
         Greensboro, NC  27401

         Andrew H. Tisch                  Chairman of the Board and
         One Park Avenue                  Chief Executive Officer
         New York, New York               Lorillard Tobacco Company

         James S. Tisch                   President and Chief Operating
                                            Officer

         Jonathan M. Tisch                Vice President and Chief
                                          Executive Officer
                                          Loews Hotels Division

         Laurence A. Tisch                Co-Chairman of the Board and
                                          Co-Chief Executive Officer








         LOEWS CORPORATION, continued

         DIRECTORS

         Name and Business Address
         (all business addresses are
         Loews Corporation                Present Principal
         667 Madison Avenue               Occupation or Employment
         New York, New York  10021        (all with Loews Corporation
         unless otherwise indicated)      unless otherwise indicated)

                                          Chief Executive Officer
                                          CNA Financial Corporation

                                          Chairman of the Board,
                                          President and Chief Execu-
                                          tive Officer
                                          CBS, Inc.

         Preston R. Tisch                 Co-Chairman of the Board and
                                          Co-Chief Executive Officer





































         LOEWS CORPORATION, continued


         EXECUTIVE OFFICERS

         Name and Business Address
         (all business addresses are
         Loews Corporation                Present Principal
         667 Madison Avenue               Occupation or Employment
         New York, NY  10021              (all with Loews Corporation
         unless otherwise indicated)      unless otherwise indicated)

         Laurence A. Tisch                Co-Chairman of the Board and
                                          Co-Chief Executive Officer

                                          Chief Executive Officer
                                          CNA Financial Corporation

                                          Chairman of the Board,
                                          President and Chief Executive
                                          Officer
                                          CBS, Inc.

         Preston R. Tisch                 Co-Chairman of the Board and
                                          Co-Chief Executive Officer

         Kenneth Abrams                   Vice President
                                          Personnel

         Gary W. Garson                   Vice President, Assistant
                                          Secretary and Deputy General
                                          Counsel

         Robert J. Hausman                Vice President

                                          Chairman of the Board
                                          Loews Hotels Division

         Barry Hirsch                     Senior Vice President,
                                          Secretary and General Counsel

         Herbert C. Hofmann               Senior Vice President

                                          President
                                          Bulova Corporation

         John J. Kenny                    Treasurer
         One Park Avenue
         New York, New York 10016

         Guy A. Kwan                      Controller
         One Park Avenue
         New York, New York 10016

         John G. Malino                   Vice President
                                          Real Estate





         LOEWS CORPORATION, continued


         EXECUTIVE OFFICERS

         Name and Business Address        Present Principal
         (all business addresses are      Occupation or Employment
         Loews Corporation                (all Present Principal
         667 Madison Avenue               Occupation or Employment
         New York, NY  10021              with Loews Corporation
         unless otherwise indicated)      unless otherwise indicated)

         Stuart B. Opotowsky              Vice President
         One Park Avenue                  Tax
         New York, New York 10016

         Richard E. Piluso                Vice President
         One Park Avenue                    Internal Audit
         New York, New York 10016

         Roy E. Posner                    Senior Vice President and
                                          Chief Financial Officer

         Dennis Smith                     Vice President
         One Park Avenue                  Management Information
         New York, New York 10016         Services

         James S. Tisch                   President and Chief Operating
                                          Officer

         Jonathan M. Tisch                Vice President

                                          Chief Executive Officer
                                          Loews Hotels Division



























                                     ANNEX B

                            CNA FINANCIAL CORPORATION


         DIRECTORS

         Name and Business Address
         (all business addresses are      Present Principal
         CNA Financial Corporation        Occupation or Employment
         CNA Plaza                        (all with CNA Financial
         Chicago, Illinois  60685         Corporation unless otherwise
         unless otherwise indicated)      indicated)

         Antoinette Cook Bush             Partner
         Skadden, Arps, Slate, Meagher    Skadden, Arps, Slate, Meagher
         & Flom                             & Flom
         1440 New York Avenue
         Washington, D.C. 20005-2107

         Dennis H. Chookaszian            Chairman and Chief Executive
                                          Officer
                                          CNA Insurance Companies

         Philip L. Engel                  President
                                          CNA Insurance Companies

         Robert P. Gwinn                  Retired Chairman and Chief
                                          Executive Officer
                                          Encyclopedia Britannica

         Edward J. Noha                   Chairman of the Board

         Richard L. Thomas                Chairman, Audit Committee
         The First National Bank of       Chairman and Chief Executive
         Chicago                          Officer
         One First National Plaza         The First National Bank of
         Chicago, Illinois 60603            Chicago and First Chicago
                                            Corporation

         James S. Tisch                   President and Chief Operating
                                          Officer
                                          Loews Corporation

         Laurence A. Tisch                Chief Executive Officer

                                          Co-Chairman of the Board and
                                          Co-Chief Executive Officer
                                          Loews Corporation

                                          Chairman of the Board,
                                          President and Chief Executive
                                          Officer of CBS Inc.

         Preston R. Tisch                 Co-Chairman of the Board and
                                          Co-Chief Executive Officer
                                          Loews Corporation






         CNA FINANCIAL CORPORATION, continued


         DIRECTORS

         Name and Business Address
         (all business addresses are      Present Principal
         CNA Financial Corporation        Occupation or Employment
         CNA Plaza                        (all with CNA Financial
         Chicago, Illinois  60685         Corporation unless otherwise
         unless otherwise indicated)      indicated)

         Marvin Zonis                     Professor of International
         University Chicago               Political Economy
         5828 South University            Graduate School of Business
         Pick 213                         University of Chicago
         Chicago, Illinois












































         CNA FINANCIAL CORPORATION, continued


         EXECUTIVE OFFICERS


         Name and Business Address
         (all business addresses are      Present Principal
         CNA Financial Corporation        Occupation or Employment
         CNA Plaza                        (all with CNA Financial
         Chicago, Illinois  60685         Corporation unless
         unless otherwise indicated)      otherwise indicated)

         Laurence A. Tisch                Chief Executive Officer

                                          Co-Chairman of the Board and
                                          Co-Chief Executive Officer
                                          Loews Corporation

                                          Chief Executive Officer
                                          Chairman of the Board,
                                          President and Chief Executive
                                          Officer
                                          CBS, Inc.

         Donald M. Lowry                  Senior Vice President, Secre-
                                          tary and General Counsel

         Peter E. Jokiel                  Senior Vice President and
                                          Chief Financial Officer

         Patricia L. Kubera               Vice President and Controller

































                                       ANNEX C

                            CONTINENTAL CASUALTY COMPANY


         DIRECTORS

         Name and Business Address
         (all business addresses are
         Continental Casualty Company     Present Principal
         CNA Insurance Companies          Occupation or Employment
         CNA Plaza                        (all with Continental
         Chicago, Illinois  60685         Casualty Company unless
         unless otherwise indicated)      otherwise indicated)

         Dennis H. Chookaszian            Chairman and Chief Executive
                                          Officer

         Philip L. Engel                  President

         Peter E. Jokiel                  Senior Vice President and
                                          Chief Financial Officer

         Donald M. Lowry                  Senior Vice President and
                                          General Counsel

         Donald C. Rycroft                Senior Vice President

         William H. Sharkey               Senior Vice President




























         CONTINENTAL CASUALTY COMPANY, continued


         EXECUTIVE OFFICERS


         Name and Business Address
         (all business addresses are
         Continental Casualty Company     Present Principal
         CNA Insurance Companies          Occupation or Employment
         CNA Plaza                        (all with Continental
         Chicago, Illinois  60685         Casualty Company unless
         unless otherwise indicated)      otherwise indicated)

         Dennis H. Chookaszian            Chairman and Chief Executive
                                          Officer

         Philip L. Engel                  President

         Carolyn L. Murphy                Senior Vice President

         Jae L. Wittlich                  Senior Vice President

         Donald M. Lowry                  Senior Vice President and
                                          General Counsel

         Peter E. Jokiel                  Senior Vice President and
                                          Chief Financial Officer

         William H. Sharkey               Senior Vice President

         Donald C. Rycroft                Senior Vice President

         Thomas E. Donnelly               Vice President

         Michael C. Garner                Senior Vice President

         Bernard L. Hengesbaugh           Senior Vice President

         Floyd E. Brady                   Senior Vice President

         Wayne R. Smith                   Senior Vice President

         Jack Kettler                     Senior Vice President